Exhibit (e)(6)

AGC Networks Inc. 222 W. Las Colinas Blvd. Suite 200, North Tower Irving, TX 75039 USA T +1 (214) 258 1600 F +1 (214) 445 4099 www.agcnetworks.com

July 13, 2018

Black Box Corporation

Attn: Ronald Basso

1000 Park Drive

Lawrence, PA 15055

Re:	Expense Reimbursement

Dear Mr. Basso,

Black Box Corporation (the “Company”) acknowledges that AGC Networks (“we” or “AGC”) and its affiliates have incurred and will incur out-of-pocket third party fees, costs and expenses (including legal, accounting, broker, finder or investment banker fees) in performing due diligence and in negotiating a definitive acquisition agreement and related documents in connection with the proposed acquisition of all of the outstanding stock (the “Transaction”) of AGC (to the extent reasonable and reasonably documented, “Reimbursable Expenses”). In consideration of the efforts we continue to undertake and in order to facilitate the parties’ continuing discussions, the parties hereby agree that the Company will reimburse AGC and, at AGC’s direction and without duplication, AGC’s parent organization, Essar, for AGC’s Reimbursable Expenses incurred during the Covered Time Period if (a) the Company consummates a Company Takeover Proposal at any time during the 180-day period following the date hereof, and (b) prior to or at the time that the Company consummates such Company Takeover Proposal or enters into a definitive agreement in respect thereof, there has been no Discussion Cessation Event. Notwithstanding anything to the contrary herein, in no event shall the Company be required to reimburse more than $1,500,000 in the aggregate pursuant to this letter agreement (this “Letter”). In the event that the Company is required to reimburse AGC and/or Essar hereunder, the Company shall make such reimbursement not later than two business days following the later of (A) consummation of a Company Takeover Proposal and (B) delivery to the Company of reasonable documentation reflecting the Reimbursable Expenses.

“Company Takeover Proposal” means any (i) merger, consolidation, exchange or tender offer, binding share exchange, joint venture, or other similar transaction involving the Company, but for the avoidance of doubt in each case excluding any recapitalization, refinancing, restructuring (other than specifically set forth above), insolvency proceeding or other liquidation event, (ii) acquisition in any manner, directly or indirectly, of more than 50% of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that results in any person beneficially owning more than 50% of any class of outstanding voting or equity securities of the Company or (iii) acquisition in any manner (including the acquisition of stock in any subsidiary of the Company), directly or indirectly, of assets or businesses of the Company or its subsidiaries representing more than 50% of the consolidated assets or revenues of the Company, in each case (i) through (iii), other than the proposed Transaction or the sale of BBGS and whether involving one singular transaction or a series of related transactions.

“Covered Time Period” means the period commencing on July 9, 2018, and ending upon the earlier of the occurrence of any Discussion Cessation Event, any written notification from the Company to AGC that the Company is terminating discussions relating to a Transaction and the date the Company consummates a Company Takeover Proposal or publicly announces or otherwise informs AGC it has entered into a definitive agreement in respect thereof.

“Discussion Cessation Event” means (i) any failure by AGC to affirm in writing, within two business days of any request by the Company that AGC do so, that AGC is continuing to pursue the proposed Transaction in good faith on terms not less favorable to the stockholders of the Company than those set forth in that certain letter agreement by and between AGC and the Company dated July 6, 2018 (the “LOI”) or (ii) any notification to the Company by AGC that AGC is terminating discussions in respect of the Transaction.

During the Covered Time Period, the Company shall not enter into an expense reimbursement or similar agreement or commitment with any other person having terms and conditions in the aggregate that are materially more favorable to such person than those set forth in this Letter.

This Letter shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to its rules relating to conflicts of laws. This Letter may be modified only by a further written agreement executed by an authorized representative of the parties hereto. This Letter may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall be considered one and the same agreement.

Signature Page Follows

Yours very truly,

AGC NETWORKS INC.

/s/ Sanjeev Verma

Name: Sanjeev Verma

Title: Chief Executive Officer

Agreed to and accepted this 14th day of July, 2018:

BLACK BOX CORPORATION

/s/ Ronald Basso

By:
Name: Ronald Basso
Title: Executive Vice President, General Counsel

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